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                                                                       EXHIBIT 3

                                 (MULTEX LOGO)

                                                               February 26, 2003

Dear Stockholder:

     I am pleased to inform you that on February 17, 2003, Multex.com, Inc. entered into a merger agreement (which was subsequently amended and restated in full on February 24, 2002) with Reuters Group PLC, a public limited company organized under the laws of England and Wales, pursuant to which its wholly owned merger subsidiary has commenced a tender offer for all the outstanding shares of Multex common stock at a price of $7.35 in cash per share. The offer is conditioned upon, among other things, the receipt of required regulatory approvals and a number of shares being tendered and not withdrawn that, when aggregated with the shares owned by Reuters, represents a majority of Multex's shares outstanding (assuming the exercise of all options, warrants and other rights to purchase shares of Multex common stock which are then or which will be within six months vested and exercisable). The offer will be followed by a merger in which each share of Multex common stock not purchased in the offer will be converted into the right to receive $7.35 in cash.

     At its meeting on February 17, 2003, your Board of Directors, after careful deliberation, and acting on the unanimous recommendation of a special committee of the Board of Directors comprised entirely of independent directors, unanimously (i) determined that each of the merger agreement with Reuters, the offer, the subsequent merger and the other transactions contemplated thereby is advisable, fair to and in the best interests of Multex and its stockholders,
(ii) approved and adopted the merger agreement and the transactions contemplated thereby (including the offer and the merger) and (iii) recommended that you tender your common shares in the offer and, if applicable, approve and adopt the merger agreement and the merger.

     In arriving at its recommendation, your Board of Directors gave careful consideration to the interests of Multex's stockholders and all other factors required or permitted by applicable law. Your Board of Directors reviewed, among other items, the opinion of Bear, Stearns & Co. Inc., Multex's financial advisor, that, as of the date of the merger agreement with Reuters, the $7.35 in cash per share of Multex common stock to be received by Multex's stockholders in the offer (excluding Reuters) and the merger pursuant to the merger agreement is fair to those holders from a financial point of view.

     Enclosed are Reuters' Offer to Purchase dated February 26, 2003, the Letter of Transmittal and related documents, which set forth the terms and conditions of the tender offer. The attached Schedule 14D-9 describes in more detail the reasons for the Board's recommendation and contains other information relating to the offer. We urge you to read carefully the Schedule 14D-9 and the enclosed materials in their entirety.

                                          Very truly yours,

                                          /s/ Isaak Karaev
                                          --------------------------------------
                                          Chairman of the Board and Chief
                                          Executive Officer